October 13, 2016

Keith Gregory Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund and Variable Insurance Trust (the “Registrant”) (File Nos. 033-11905, 811-05010)

Dear Mr. Gregory:

In a telephone conversation on September 26, 2016, you provided comments to the registration statement for Rational Dynamic Momentum Fund. Ken Ellington also provided comments on September 29, 2016. Please find below a summary of those comments and the Registrant's responses.

Comment 1. Please revise the fee waiver amount in the fee table for Class C shares to be a negative amount.

Response. The requested change has been made.

Comment 2. Please revise footnote 4 to the fee table to indicate that recapture of previously waived and/or reimbursed fees will only occur if such recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recapture, whichever is less.

Response. The requested change has been made.

Comment 3. Please consistently disclose that the holding period subject to a contingent deferred sales charge is 24 months.

Response. The SAI has been revised to provide for a 24 month period.

Comment 4. In the Prospectus Summary, a footnote to the fee table states that “Under certain conditions, the Advisor may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment.” The staff of the SEC has taken the position that any fee waived or expense reimbursed must occur within three years of the specific waiver or reimbursement, rather than three years from the end of the fiscal year in which the waiver or reimbursement was incurred.

Response: The Fund believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by the Adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser made within these parameters would be consistent with the Staff’s stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

Comment 5. The most recent 485(a) post-effective amendment is defective because the powers of attorney for the Trustees that are attached as exhibits to the filing reflect an incorrect SEC File Number. Please file a new post-effective amendment pursuant to Rule 485(a) with corrected powers of attorney.

Response. Corrected powers of attorney will be included as exhibits to the next post-effective amendment filing.

Comment 6. The SAI provides for an 80% non-fundamental investment policy. The principal investment strategy section of the prospectus does not reflect such a policy. Please reconcile.

Response. The 80% investment policy has been deleted from the SAI.

Comment 7. The Staff notes the intention to invest in affiliated and non-affiliated money market funds. If acquired fund fees and expenses are expected to exceed 1 basis point, please provide a line item in the fee table for such fees and expenses.

Response. Estimated acquired fund fees and expenses related to Fund investments in money market funds are expected to less than 0.01% of the Fund’s average daily net assets.

Comment 8. Please provide counterparty risk disclosure as part of the risk disclosure for exchange-traded notes.

Response. The following disclosure has been added:

In addition, ETNs are subject to counterparty risk, which is the risk that the broker-dealer or bank that issues the notes will not fulfill its contractual obligation to complete the transaction with the Fund. ETNs constitute general unsecured contractual obligations of the banks or broker-dealers that issue them, and the Fund is relying on the creditworthiness of such banks or broker-dealers.

Comment 9. The Staff notes that disclosure regarding buying put and call options on futures in included in the principal investment strategy disclosure. Please explain if this is a principal investment strategy of the Fund or, if not, please move to a more appropriate section of the prospectus or SAI.

Response. The Registrant confirms that the Fund will buy put and call options in executing its principal investment strategies.

Comment 10. With respect to US Agency Risk, please clarify which securities are not backed by the full faith and credit of the US Government.

Response. Disclosure related the US agency securities that are not backed by the full faith and credit of the US Government has been deleted as such securities will not be used in executing the Fund’s principal investment strategies.

Comment 11. Please inform the Staff when the fund reorganization is expected to close.

Response. As previously discussed with the Staff, the closing of the reorganization occurred on September 30, 2016. The Fund has not sold any shares since the reorganization.

Comment 12. Please complete any missing or bracketed disclosure.

Response. Any bracketed or missing disclosure has been completed.

Comment 13. Tandy representations are no longer required in responses to Staff comments. However, please note that the company and management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Response. The Registrant so notes.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla